FORM 6–K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPH 1 OF THE FIRST PRESS RELEASE ATTACHED TO THIS FORM 6-K AND PARAGRAPH 1 OF THE SECOND PRESS RELEASE ATTACHED HERETO ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are the following Registrant’s press releases:

1 – B.O.S Better Online Solutions Ltd. Announces DASH - APEX Holdings Becomes an Interested Party; Dated April 30, 2007

2 – BOS to Exclusively OEM and Distribute in Israel and in Europe BOS Safe-T, a Breakthrough Enterprise Software Product; Dated May 2, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: May 3, 2007

B.O.S Better Online Solutions Ltd. Announces
DASH - APEX Holdings Becomes an Interested Party

Dash – Apex, one of Israel’s leading institutional investors, advised the Company that it has become an interested party of BOS, with holdings of approximately 9 percent

RISHON LE’ZION, Israel, April 30 – B.O.S Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC), announced today that Dash – Apex Holdings Ltd. participated in its rights offering and also purchased additional shares on the market, bringing its stake in BOS to approximately 9 percent.

Shmuel Koren, BOS’ President and CEO commented: “we are very pleased with this major institutional investor’s clear vote of confidence in our Company and its prospects. We are looking forward to executing our growth strategy to create substantial shareholder value.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

☐	Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.
☐	Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

BOS to Exclusively OEM and Distribute in Israel and in Europe BOS Safe-T, a Breakthrough Enterprise Software Product.

Safe-T shall provide organizations with a superior way to transfer files in an efficient, monitored and secured manner.

Rishon Lezion, Israel - (PR News WIRE) - May 2, 2007 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company", NASDAQ: BOSC; TASE: BOSC) announced today that it has entered into an agreement with eTouchWare Inc. for the exclusive distribution of Tirminal, under the brand name BOS Safe-T.

The Safe-T product provides enterprises with a solution for efficient, controlled and secured file transfer both within the enterprise and to third parties, while allowing accountability and compliance with regulatory demands (e.g. HiPPA, SOX, and BASEL2).

This server based breakthrough solution eliminates the need to upload files to a third-party server (such as FTP or HTTP), and data is never stored at a remote location. The benefits are clear: dramatically reduced storage costs and saved bandwidth; real-time overview and monitoring of all file transfers inside and outside the organization; and enhanced security, as the software allows transfer of only pre-defined files and secures the data by encrypting the transmission channel and/or the data itself. Safe-T also manages the exchange of the data and the way the parties are authenticated.

Shmuel Koren, BOS’s President & CEO, said: “Expanding the product line of BOS’s software solution division is another element of our strategic plan. We have been impressed by this product’s prospects and believe it will play a pivotal role in revitalizing and enhancing the growth of our software solutions division.”

Eyal Cohen, BOS’s CFO added: “Our software solutions division contributed $2m and $0.2m to BOS’s 2006 revenues and EBITDA, respectively. This exclusive distribution agreement adds a higher margin component to this division’s product line, and we expect it will have a positive impact on the overall performance of the division.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

☐	Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

☐	Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.